

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2006 VOLUMES

(Santiago, Chile, April 7, 2006) – CCU (NYSE: CU) reported today preliminary first quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	First Quarter Volumes	% Change
Beer	1,370,089	8.1%
Soft Drinks	918,304	0.0%
Nectars	117,583	20.2%
Mineral Waters	376,071	21.7%
Wine – Domestic	90,073	-14.9%
Wine – Export[1]	74,331	-0.4%
Pisco	35,376	48.6%
Total Chile[2]	**2,981,827**	**6.6%**
Argentina:		
Beer	666,017	1.8%
Wine[1-3]	6,367	-7.3%
Total Argentina	**672,384**	**1.7%**
TOTAL	**3,654,211**	**5.7%**

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.